VIA EDGAR

November 16, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln National Variable Annuity Account H
and The Lincoln National Life Insurance Company
File No. 333-18419; Post-Effective Amendment No. 47 (“Amendment”)

Ladies and Gentlemen:

The Lincoln National Life Insurance Company will file the above-referenced Amendment to the Registration Statement on November 20, 2012. Pursuant to Rule 461 under the Securities Act of 1933, The Lincoln National Life Insurance Company, in its capacity as Depositor for the Registrant, respectfully requests that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on November 20, 2012, or as soon as possible thereafter.

Sincerely,

/s/ Stephen R. Turer

Stephen R. Turer
Vice President
The Lincoln National Life Insurance Company

VIA EDGAR

November 16, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln National Variable Annuity Account H
and The Lincoln National Life Insurance Company
File No. 333-18419; Post-Effective Amendment No. 47 (“Amendment”)

Ladies and Gentlemen:

The Lincoln National Life Insurance Company will file the above-referenced Amendment to the Registration Statement on November 20, 2012.  Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors Inc., the principal underwriter for the Registrant, respectfully requests that the effective date of the Amendment be accelerated and that the amended Registration Statement be declared effective on November 20, 2012, or as soon as possible thereafter.

Sincerely,

/s/ Thomas O'Neill

Thomas O’Neill
Senior Vice President & Director